October 22, 2014

Via EDGAR (Correspondence)

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Enersis S.A. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 3, 2014 File No. 001-12440

Dear Ms. Thompson:

By letter dated September 23, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”) of Enersis S.A. (the “Company”, “Enersis” or “we”).  The Company’s responses to the Staff’s comments and supplemental information are set forth below. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in that same order.

Enersis S.A. Form 20-F for the Fiscal Year Ended December 31, 2013

General

1.	Please note we have reviewed Enersis S.A. and Empresa Nacional De Electricidad S.A.

To reduce the number of comments that we issue, where a comment on Enersis S.A. applies to both registrants, we have issued a single comment.  Please apply our comments to both registrants, where applicable.

Response:

The Company advises the Staff that we are providing separate response letters for Enersis and Empresa Nacional de Electricidad S.A. (“Endesa Chile”).

Item 5. Operating and Financial Review and Prospects, page 131

Argentina, page 136

2.
We note your revenues for fiscal 2013 were approximately $12.7 billion of which 11.2% was generated in Argentina.  We also note from your disclosures on page 24 that approximately 10% of fiscal 2013 operating cash flows came from Argentina.  Further, we have read your disclosure, “Additional economic deterioration of Argentina, or of our subsidiaries that operate in that country, is not expected to have any material effect on our financial and operating results.”  Explain to us and disclose how you reached this conclusion.  In doing so, explain to us how you considered potential charges associated with 1) long-lived assets, 2) goodwill, and 3) intangible assets.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

As disclosed in the 2013 Form 20-F, we believe that the additional economic deterioration of Argentina, or of our subsidiaries that operate in that country, would not be expected to have any significant  effect on the financial and operating results of Enersis on a consolidated basis.  In reaching this conclusion, we took into account potential charges associated with 1) long-lived assets, 2) goodwill and 3) intangible assets.

In 2013, revenues from our Argentine subsidiaries amounted to a total of Ch$  703 billion, or 11.2% of our total consolidated revenues, and Argentine operating cash flows were Ch$ 173 billion, or 10% of the consolidated figure.  However, Argentine operating revenues in 2013 were affected by non-recurring events such as the issuance of new regulations, mainly affecting Edesur, which led to the recognition of Ch$ 250.5 billion because of the one-time application of Resolution 250/2013 (recorded under “Other operating income”) and Energy Secretary Note 6852/2013, which allowed for the recovery of costs not previously recognized in the distribution sector from 2007 to September  2013 (the cost monitoring mechanism or “MMC,” in its Spanish acronym).  Without such non-recurring effect, Argentine revenues would have amounted to Ch$ 452.5 billion, or 7.5% of total consolidated revenues, there would have been a net operating cash outflow of Ch$ 77.5 billion, and there would have been a net operating loss of Ch$ 93.8 billion.  Please refer to Note 34 of our Consolidated Financial Statements for more detailed information regarding contributions by country.

In 2012, operating loss from our Argentine subsidiaries amounted to Ch$ 51.3 billion, primarily due to Edesur’s loss of Ch$ 54 billion.  Edesur’s financials have been impacted by frozen tariffs since 2008 and increasing operating costs.  In 2011, Edesur recognized an impairment loss in Property, Plant and Equipment of Ch$ 106.5 billion primarily attributable to the effect of frozen tariffs.  This impairment was recognized due to the delay in the fulfillment of certain requirements contained in an Agreement Act signed between the Republic of Argentina and Edesur in August 2005, particularly with regards to the semi-annual recognition of tariff adjustments under the MMC and the implementation of the integral tariff review.

In 2011, Enersis recorded goodwill impairment of Ch$ 8.9 billion and Ch$ 5.5 billion associated with our acquisitions of Edesur and Endesa Costanera, respectively.  This goodwill impairment is not reversible according to IFRS.

In Argentina, we have recorded intangible assets for an insignificant amount.

Total Argentine net equity amounts to 1% of Enersis’ net equity (0.3% in 2012 and 1.3% in 2011) and represents our maximum exposure.  As discussed in Item 5, Recent Accounting Pronouncements, we have not received dividends from our Argentine subsidiaries Endesa Costanera, Edesur and El Chocón, since 2000, 2009 and 2012, respectively.  Moreover, we have no legal obligations or other commitments to financially support our Argentine subsidiaries.

We supplementally advise the Staff that in evaluating long-lived asset impairment, in December 2013, we carried out an impairment test based on our forecasts, over which sensitivity analysis exercises were carried out with different risk scenarios.  Such forecasts were developed based on the best available information, taking into account Argentine electricity regulations as issued by the appropriate governmental authorities.  The analysis was based on a cost plus model as defined by the Argentine government.  Due to the high variability in the operating performance of our Argentine subsidiaries, we have performed not only annual impairment tests but, from time to time, quarterly tests as required by paragraph 12 of IAS 36, Impairment of Assets, when facts and circumstances indicate that long-lived assets may be impaired.  Considering the analysis of the recovery of long-lived assets discussed above, we confirmed and maintain Edesur’s long-lived asset impairment provision recorded in 2011. Depending on the developments in the rest of our Argentine subsidiaries, we will continue monitoring the need for any additional impairment charge to our long-lived assets as considered necessary based on facts and circumstances.

3.
Explain to us the extent to which you are prepared to further support your Argentine subsidiaries through parent loans, capital contributions, or advances, if necessary.  Given the ongoing financial issues in Argentina, please tell us and expand your disclosure to address how you propose to provide the additional funds or financial support needed by your Argentine subsidiaries to cover short and long term liquidity issues.  See Item 5.B.1 of Form 20-F.

Response:

In response to the Staff’s comment, we supplementally advise the Staff as follows and will include in Item 5 of our future filings on Form 20-F substantially similar information:

As discussed in Item 5.B, Liquidity and Capital Resources, we coordinate the overall financing strategy of our controlled subsidiaries.  Our operating subsidiaries independently finance their capital expansion programs through internally generated funds or direct financings.  We have no legal obligations or other commitments to financially support our Argentine subsidiaries.  In addition, and as disclosed in another section of Item 5.B, none of Enersis nor Endesa Chile’s debt agreements include cross default provisions that could be triggered by Argentine subsidiary defaults or, more generally, by any borrower other than certain Chilean subsidiaries.

Having stated our corporate policy in connection with the financial autonomy that we expect from our subsidiaries, we have in the recent past, and to a very limited extent, provided financial support in Argentina in the form of intercompany loans and capital contributions in which debt was capitalized.  We have also guaranteed a loan with a third party for an insignificant  amount.  Most of the loans have been provided by our wholly-owned investment vehicle, Endesa Argentina, using local funds such as dividends from other Argentine subsidiaries.

We supplementally advise the Staff that we have disclosed information on Endesa Chile’s participation in Endesa Costanera’s 2013 capital increase under Item 5.B, and we also disclosed information on structured loans from Endesa Chile to Endesa Costanera under Item 7.B, “Related Party Transactions.”

We believe that these very exceptional forms of financial support for our Argentine subsidiaries that are facing liquidity issues have been appropriately addressed in past filings on Form 20-F, and we will continue to address them in the future under similar circumstances.  We also believe that the level of such financial support is insignificant in the context of our consolidated financial statements taken as a whole.  The fundamental drivers of such limited support are recent regulatory changes implemented by Argentine authorities and our expectation that our Argentine long-lived assets will eventually be appropriately recovered by free cash flows arising from new and more favorable electricity sector regulations.

To the extent there may be positive market signals regarding regulatory improvements which allow us to forecast positive effects on our Argentine subsidiaries’ operating results, we may continue to evaluate additional, temporary and exceptional financial support (primarily in the form of intercompany loans) on a case by case basis, as described in this context.

4.
We are aware Argentina recently unveiled a new inflation index which appears to indicate a higher level of inflation.  Please revise your disclosure to discuss this new inflation index.  Further, revise your disclosures to discuss how the new inflation index could affect your financial statements.  In this regard, we note that IAS 21 requires that amounts in the financial statements of the hyperinflationary economies be restated for the effects of changing prices in accordance with IAS 29.  Refer to Item 5.A.2 of Form 20-F.

Response:

In response to the Staff’s comment, we supplementally advise the Staff that on a periodic basis, we monitor and analyze economic indicators in Argentina, which historically has exhibited significant volatility, with periods of high inflation and significant currency devaluations.

In order to determine if Argentina could be qualified as a hyperinflationary economy, we have considered the behavior of historical and projected inflation, along with other indicators established in IAS 29, Financial Reporting in Hyperinflationary Economies.  We have also taken into consideration various analyses and studies issued by international agencies such as the International Practices Task Force of the U.S. SEC Regulations Committee, which suggested that Argentina is not currently a hyperinflationary economy.  In addition, we have checked our peers in Argentina and, in that context, have noted that publicly held Argentine companies which adopted IFRS have not introduced adjustments to reflect inflation since the date of their transition to IFRS.

As the Staff noted, in February 2013, the Argentine National Statistics and Census Institute (“Instituto Nacional de Estadística y Censos”) issued a new inflation index that measures national prices of goods, and replaces the previous index that only measured inflation in the Buenos Aires metropolitan area.  This new index represents a substantial change in comparison to the previous one, and shows a significant structural deviation that prevents the comparability of data with previous years.  We understand that the International Monetary Fund reacted cautiously, declaring that it will review Argentina's reports in revising its inflation and Gross National Product statistics during 2014.

We have not observed objective verifiable data leading to a conclusion that the Argentine economy would be considered a hyperinflationary economy in accordance with the indicators set forth in IAS 29. Nevertheless, the Company will continue monitoring developments in this matter, and if applicable, we will provide additional disclosure regarding this issue in our future filings on Form 20-F.

Revenues by Business Segment, page 139

5.
We read your disclosure, “Revenues from operations in Argentina decreased 49.4% or Ch$ 170 billion.  Endesa Costanera recorded a Ch$ 207 billion lower revenue for one- time adjustment due to Argentine Resolution 95. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income.” Explain to us and disclose in further detail the reasons behind the reduction in your revenues and operating costs.  In this regard, we have read your disclosure on page F-49 with respect to Resolution SE 95/2013; however, we believe you should provide additional disclosure to discuss the potential impact of this Resolution on your future financial statements since the Resolution appears to have made a significant change in the payment system from margin pricing to payment by type of technology and size of plant. Please note that your discussion should provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:

In response to the Staff’s comment, we supplementally advise the Staff of the following:

In May 2014, the Argentine Secretary of Energy adopted Resolution 529, which superseded Resolution SE 95/2013.  Resolution 529 applies retroactively to February 2014.

Resolution 95 and Resolution 529 established  new remuneration schemes based on the average costs for generation companies, in contrast with the previous marginal price payment system.  The new remuneration establishes payments for fixed and variable costs depending on the type of technology (hydro or thermal plants), on the size of plants (small, medium or large units), and on the type of fuel (natural gas, fuel oil/gas oil, biofuel, coal).

Generation companies received the payments defined by Resolution 95 between February 2013 and January 2014.  One of the consequences of Resolution 95 is that CAMMESA, the market operator, became the fuel provider for generation companies. Therefore, generation companies did not pay for fuel, reducing their operating costs, but also, they were not compensated for this expense, also reducing part of their revenues.  In Endesa Costanera, this caused a one-time adjustment of Ch$ 207 billion, which reduced both revenues and operating costs, with no effect on 2013 operating income.  As a result of these resolutions, the method employed to record revenues and operating costs changed.

In our 2014 Form 20-F and in future filings, we will disclose information on the impact of Resolution 529, which was mainly intended to increase compensation for inflationary and recurring maintenance costs.  This has led to greater  payments by CAMMESA in 2014 for our Argentine subsidiaries.  As a result of Resolution 529, there is now greater stability and better earnings and cash flow quality in the electricity industry in Argentina, including  more predictable financial results for our Argentine subsidiaries. However, the future effect of this regulation will depend on remuneration values being constantly updated by the Argentine Secretary of Energy according to market conditions, which is currently not the case.

Notes to the Consolidated Financial Statements, page F-15

16.  Property, Plant & Equipment, page F-75

6.
We note your disclosure on page 12 under “Recent Developments” regarding the temporary shutdown of your 350 MW coal-fired thermal power plant, Bocamina II. Please tell us how you applied the guidance in IAS 36 in determining whether and how you evaluated this asset for impairment.

Response:

We supplementally advise the Staff that in our application of IAS 36, Impairment of Assets, the Bocamina II plant  (350 MW of installed capacity) is not a Cash Generating Unit (“CGU”) on its own, but instead is part of a CGU which includes all Endesa Chile’s power plants connected to the Sistema Interconectado Central (“SIC”) grid, with an aggregate capacity of 5,389 MW as of December 31, 2013. Therefore, Bocamina II represents only 6.5% of such CGU’s total capacity. This rationale is based on the characteristics of the Chilean electricity business, in which power purchase contracts are signed by Endesa Chile. There is no allocation of these contracts to power plants or groups of power plants on an individual basis.

Endesa Chile optimizes its commercial policy by considering the portfolio of its generation assets included in the SIC in order to maximize margins and minimize the volatility of results due to proper business variations (hydrology, demand, commodity prices, etc.). In this context, the impairment analysis of Endesa Chile’s long-lived assets participating in the SIC is performed taking into account the projected income of our entire portfolio and the energy sales contracts that Endesa Chile, in the aggregate, has committed to this market.

As of December 31, 2013, the result of the impairment test for the CGU “Power Plants in the SIC” revealed that the recoverable amount for this CGU significantly exceeded  the net carrying amount of the asset; therefore, Bocamina II’s delay in reentering into the SIC did not indicate the need for an impairment adjustment related to this CGU.

Empresa Nacional De Electricidad S.A. Form 20-F for the Fiscal Year Ended December 31, 2013

B. Liquidity and Capital Resources, page 118

7.
We have read your disclosure on page 106 discussing your Argentine operations in which you state, “Due to rate controls, revenues of electric utility companies do not always cover their operating costs.”  We also note your disclosure on page F-113 with respect to Resolution 95/13.  Further, we note the tariff pricing issues in Argentina are causing working capital deficits and problems with your “short-term financial equilibrium.” Explain to us what consideration you gave to providing disclosure addressing liquidity issues related to not fully recovering your operating costs.  See Item 5.D of Form 20-F.

Response:

We supplementally advise the Staff that our Argentine liquidity issues have been disclosed in Item 5.A.1.e, “Recent Accounting Pronouncements – Argentina” and in Item 5.B of the 2013 Form 20-F, where we state that “With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs.  Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory sector.”  In that same section, we also disclose that “Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report.”  In future filings, we will reflect similar information under Item 5.D as well.  See also our response to Comment No. 5.

In the 2014 Form 20-F, we will disclose information on new Resolution 529, which supersedes and makes certain improvements to Resolution 95.  Resolution 529 includes compensation related to non-recurring maintenance. We believe that this signals a potential recovery in the electricity sector and a transition to a cost-plus model.

8.
Refer to page 122 where you make reference to your “SEC-registered Yankee Bonds.” Please tell us if any entity guarantees these bonds.  Please also explain to us how you considered the disclosure requirements of Rule 3-10 of Regulation S-X with respect to your registered debt.

Response:

In response to the Staff’s comment, we supplementally advise the Staff of the following, and will include substantially similar information in Item 5.B of our future filings of Form 20-F:

All of Enersis’ and Endesa Chile’s bonds issued in the United States (“Yankee Bonds”), including those registered with the Commission, are unsecured and not subject to any guarantees by any of our subsidiaries or parent company.  As a result, we believe Rule 3-10 of Regulation S-X, referring to Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, does not apply to our outstanding Yankee Bonds.

Notes to the Consolidated Financial Statements, page F-17

2.4.2 Consolidated companies with an ownership interest of less than 50%, page F-27

9.
We note that the Endesa Chile Group holds a 26.87% interest in Empresa Generadora de Energía Eléctrica S.A. (“Emgesa”) and that it is considered to be a subsidiary and consolidated since Endesa Chile exercises control over the entity.  Please revise to disclose more detailed information about significant judgments and assumptions you have made in determining that you control Emgesa as required by the guidance in paragraph 9 of IFRS 12.

Response:

In response to the Staff’s comment, we supplementally advise the Staff that with respect to the consolidation of Emgesa, the Company has considered the guidance set forth in paragraph 9 of IFRS 12, Disclosure of Interests in Other Entities.

We respectfully direct the Staff to: (i) Item 4.Information on the Company – A. History and Development of the Company, in the 2013 Form 20-F, which discloses that “Pursuant to the terms of a shareholders’ agreement, we control and therefore consolidate Emgesa through Endesa Chile”; and (ii) Item 4. Information on the Company – C. Organizational Structure – Generation and Transmission Segment, in the 2013 Form 20-F which discloses that “Endesa Chile’s [beneficial] ownership in Emgesa is 26.9%; however, it has 31.3% of the voting rights, and due to a transfer of rights from Enersis, Endesa Chile has the right to appoint the majority of the Board members and, therefore, controls Emgesa.”

The Company supplementally advises the Staff as follows and will include substantially similar information in Item 5 of the Company’s future filings on Form 20-F: Pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A. signed in August 27, 1997, Endesa Chile has had the right to appoint a majority of Emgesa’s Board members and consolidate Emgesa.  In addition, after the capital increase carried out by Enersis in 2013, Enersis assumed contractual obligations of Cono Sur Participaciones S.L. and since that date, Enersis transferred its 25.1% voting rights to Endesa Chile as Endesa Latinoamérica had done before. As of the date of this Report, Endesa Chile holds a total of 56.4% of Emgesa’s voting rights, and therefore, Endesa Chile consolidates Emgesa in its financial statements. The shareholders’ agreement provides Endesa Chile a majority of the voting rights in Emgesa’s Board of Directors and the ability and power to control and manage the relevant activities of this Colombian subsidiary.

*  *  *  *

In addition, as requested, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Mr. Nicolás Billikopf, Capital Markets and Compliance Director, at +562 2353 4628, or e-mail him at nbe@enersis.cl.

Yours sincerely,
/s/ Eduardo Escaffi
Eduardo Escaffi Chief Financial Officer

cc:	Mr. J. Allen Miller, Esquire (Chadbourne & Parke)
Mr. Sey-Hyo Lee, Esquire (Chadbourne & Parke)
Mr. Emir Rahil (Ernst & Young)
Mr. Ignacio Antoñanzas, Chief Executive Officer
Mr. Ángel Chocarro, Chief Accounting Officer
Mr. Nicolás Billikopf, Capital Markets & Compliance Director